LB 1 LLC

c/o Legacy Builders Management, LLC, Manager

1911 Grayson Highway, Suite 165

Grayson, GA  30017

September 29, 2020

VIA EDGAR FILING

Mr. Jonathan Burr

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	LB 1 LLC (“Issuer”)
Withdrawal of Amendment to Offering Statement Filed September 22, 2020 File No. 024-11147

Dear Mr. Burr:

This correspondence informs the Commission that the Issuer, LB 1 LLC, is formally withdrawing on this Form 1-A-W, only that certain amendment erroneously filed on Form 1-A/A post-qualification on September 22, 2020, under file No. 024-11147 (Film Number 201189088), Accession No. 0001477932-20-005529 (33 Act).

Please note that it is ONLY this specific post-qualification amendment regarding an address change that we wish to withdraw; the Offering, as approved, remains qualified and active.

If you have any questions or need further assistance, please contact our legal advisor, Wallace A. Glausi, at (503) 515-3657 or at wag@wagunify.com.

Sincerely,

/s/ Amed Hazel

Amed Hazel

Manager of Legacy Builders Management, LLC

cc:  Wallace A. Glausi, Attorney at Law